Response Biomedical Corporation

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class Holder Account Number

Form of Proxy - Annual and Special General Meeting to be held on June 22, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on June 20, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

- Call the number listed BELOW from a touch tone telephone.	- Go to the following web site:
www.computershare.com/proxy
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Response Biomedical Corporation (the "Company") hereby appoints: William J. Radvak, President, CEO and a Director of the Company, or failing this person, Robert Pilz, VP Finance and Chief Financial Officer of the Company,

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Response Biomedical Corporation to be held at the Regency E Room of The Hyatt Regency, 655 Burrard Street, Vancouver, British Columbia on June 22, 2006 at 2:00 PM (Pacfic Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Determine the Number of Directors
	For	Against
To determine the number of Directors at seven (7).	[ ]	[ ]

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. RICHARD J.	[ ]	[ ]	02. RICHARD K.	[ ]	[ ]	03. ANTHONY F.	[ ]	[ ]	04. TODD R.	[ ]	[ ]
BASTIANI			BEAR			HOLLER			PATRICK

05. WILLIAM J.	[ ]	[ ]	06. BRIAN G.	[ ]	[ ]	07. IAN A. WEBB	[ ]	[ ]
RADVAK			RICHARDS

3. Appointment of Auditors	For	Withhold
To reappoint Ernst & Young LLP, Chartered Accountants, as Auditors of the Company for the ensuing year, and authorize the Directors to fix the remuneration payable to the Auditors.	[ ]	[ ]

4. Stock Option Plan	For	Against
To amend the Stock Option Plan of the Company to increase the aggregate number of shares that may be issued under the Company's Stock Option Plan from 11,500,000 to 13,500,000.	[ ]	[ ]

5. Transact Other Business	For	Against
To transact such other business as may properly come before the Meeting.	[ ]	[ ]

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		__________________ mm/dd/yy